Exhibit 99.1

Pembina Pipeline Corporation Announces June 2012 Dividend

CALGARY, June 8, 2012 /CNW/ - The Board of Directors of Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) has declared a June 2012 cash dividend of $0.135 per share to be paid, subject to applicable law, on July 13, 2012 to shareholders of record on June 25, 2012. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

Premium Dividend™ and Dividend Reinvestment Plan ("DRIP")

Eligible Pembina shareholders, as described in the DRIP documents available at www.pembina.com, have an opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on your shares, either

(i)     additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or

(ii)     premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of your reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP,

in either case upon and subject to the terms and conditions of the DRIP.

Shareholders must contact the broker, investment dealer, financial institution or other nominee through whom their Pembina common shares are held to enroll in the DRIP.

Further details and enrollment forms for the DRIP are available on Pembina's website under Investor Centre.

Unless otherwise announced by Pembina, a shareholder who is a resident of the United States or is otherwise a "U.S. person" as that term is defined in Regulation S under the United States Securities Act of 1933, as amended, may not participate in either component of the Plan at this time as a result of applicable securities laws.

DRIP proceeds will be directed toward Pembina's ongoing 2012 capital program and the reduction of outstanding bank debt.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider with nearly 60 years serving North America's energy industry. Pembina owns and operates: pipelines that transport conventional crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and a natural gas liquids infrastructure and logistics business, with facilities strategically located in western Canada and in the premium natural gas liquids markets in eastern Canada and the U.S. Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL and PPL.DB.C, PPL.DB.E and PPL.DB.F respectively.  Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

All dollar values are in Canadian dollars unless otherwise stated.

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:00e 08-JUN-12